SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 10, 2012

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Consolidated Financial Results for the Fiscal Year Ended March 31, 2012

News & Information	1-7-1 Konan, Minato-ku
Tokyo 108-0075 Japan

No. 12-066E
3:00 P.M. JST, May 10, 2012

Consolidated Financial Results
for the Fiscal Year Ended March 31, 2012

Tokyo, May 10, 2012 -- Sony Corporation today announced its consolidated financial results for the fiscal year ended March 31, 2012 (April 1, 2011 to March 31, 2012).

●
Consolidated sales decreased year-on-year primarily due to the unfavorable impact of foreign exchange rates, the impact of the Great East Japan Earthquake and the floods in Thailand, and deterioration in market conditions in developed countries.

●
Consolidated operating loss was recorded compared to income in the previous fiscal year primarily due to the above-mentioned lower sales factors and a significant deterioration in equity in net income (loss) of affiliated companies.

●
A large net loss attributable to Sony Corporation’s stockholders was recorded mainly due to the recording of a non-cash tax expense related to the establishment of valuation allowances against deferred tax assets, predominantly in the U.S.

●
Consolidated operating income is forecast for the fiscal year ending March 31, 2013 due to a significant improvement in operating results primarily in the Consumer Products & Services and the Professional, Device & Solutions segments that are expected to recover from the Great East Japan Earthquake and the floods in Thailand.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2011	2012	Change in yen	2012*
Sales and operating revenue	¥7,181.3	¥6,493.2	-9.6%	$79,186
Operating income (loss)	199.8	(67.3)	-	(820)
Income (loss) before income taxes	205.0	(83.2)	-	(1,014)
Net income (loss) attributable to Sony Corporation’s stockholders	(259.6)	(456.7)	-	(5,569)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(258.66)	¥(455.03)	-	$(5.55)
- Diluted	(258.66)	(455.03)	-	(5.55)

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information
	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2011	2012	Change in yen	2012*
Operating income (loss)	¥199.8	¥(67.3)	-%	$(820)
Less: Equity in net income (loss) of affiliated companies**	14.1	(121.7)	-	(1,484)
Add: Restructuring charges recorded within operating expenses***	67.1	54.8	-18.3	668
Add: Impairments of long-lived assets****	-	29.3	-	357
Operating income, as adjusted	¥252.8	¥138.5	-45.2%	$1,689

In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and impairments of long-lived assets, is not a presentation in accordance with U.S. GAAP, but is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful in understanding Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

The operating loss and operating income, as adjusted, for the fiscal year ended March 31, 2012, each includes a gain of 102.3 billion yen (1,248 million U.S. dollars) due to the remeasurement of the 50% equity interest Sony owned in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) prior to the acquisition described below.  Sony also recorded a remeasurement gain of 27.0 billion yen on the acquisition of a controlling interest in Game Show Network, LLC (“GSN”), which was included in the operating income and operating income, as adjusted, for the fiscal year ended March 31, 2011.

*  U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 82 yen =1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of March 31, 2012.

**  Equity in net loss of affiliated companies for the fiscal year ended March 31, 2012 includes a total loss of 60.0 billion yen (732 million U.S. dollars), including a 63.4 billion yen (773 million U.S. dollars) impairment loss on Sony’s shares of S-LCD Corporation (“S-LCD”) which were sold in January 2012, and subsequent foreign currency adjustments.  Also included is a 33.0 billion yen (403 million U.S. dollars) valuation allowance (Sony’s 50% share of the 654 million euro valuation allowance which Sony Ericsson recorded under U.S. GAAP against certain of its deferred tax assets in the quarter ended December 31, 2011) (for further details, see “Sony Mobile Communications” on page 8).

***  Sony is undertaking structural transformation initiatives to enhance profitability through implementation of various cost reduction programs as well as adoption of horizontal platforms.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.  Restructuring charges are recorded, depending on the nature of the individual items, in cost of sales, selling, general and administrative expenses as well as other operating (income) expense, net, in the consolidated statement of income.  Sony includes losses due to long-lived asset impairments in restructuring charges when those impairments are directly related to Sony’s current restructuring initiatives.

****  The 29.3 billion yen (357 million U.S. dollars) in non-cash impairment charges of long-lived assets recorded within operating results is related to the fair value of long-lived assets in the LCD television and network business asset group being lower than net book value, with charges of 16.7 billion yen (204 million U.S. dollars) and 12.6 billion yen (154 million U.S. dollars), respectively.  For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charges reflect the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.  For the network business asset group, which has made investments in network improvements and security enhancements, the corresponding estimated future cash flows leading to the impairment charges, primarily related to certain intangible and other long-lived assets, reflect management’s revised forecast over the limited period applicable to the impairment determination.  Sony has not included these losses on impairment in restructuring charges.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments.  In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solutions (“PDS”) segment.  The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business.  The equity results of S-LCD are also included within the CPS segment.  The PDS segment includes professional solutions, semiconductors and components.  For further details of new segments and categories, see page F-8.

In connection with this realignment, both the sales and operating revenue (“sales”) and operating income (loss) of each segment in the fiscal year ended March 31, 2011 have been revised to conform to the current fiscal year’s presentation.

The Pictures, Music and Financial Services segments remain unchanged.

On February 15, 2012, Sony acquired Telefonaktiebolaget LM Ericsson’s (“Ericsson”) 50% equity interest in Sony Ericsson, which changed its name to Sony Mobile Communications AB upon becoming a wholly-owned subsidiary of Sony.  Accordingly, the Sony Ericsson segment that had been presented as a separate segment was renamed as the Sony Mobile Communications (“SOMC”) segment during the fourth quarter ended March 31, 2012.  Financial results of SOMC include Sony’s equity earnings (loss) in Sony Ericsson through February 15, 2012 and sales and operating income (loss) from February 16, 2012 through March 31, 2012, as well as a non-cash gain recorded in connection with obtaining control due to the remeasurement of the 50% equity interest in Sony Ericsson that Sony owned prior to the acquisition at fair value (a “remeasurement gain associated with obtaining control”).

Consolidated Results for the Fiscal Year Ended March 31, 2012

Sales were 6,493.2 billion yen (79,186 million U.S. dollars), a decrease of 9.6% compared to the previous fiscal year (“year-on-year”).  Sales decreased mainly in the CPS and PDS segments, primarily due to unfavorable foreign exchange rates, the impact of the Great East Japan Earthquake (the “Earthquake”) and the floods in Thailand (the “Floods”), and deterioration in market conditions in developed countries.  For further details, see the Operating Performance Highlights by Business Segment section below.

During the fiscal year ended March 31, 2012, the average rates of the yen were 78.1 yen against the U.S. dollar and 107.5 yen against the euro, which were 8.5% and 3.9% higher, respectively, than the previous fiscal year.  On a constant currency basis, sales decreased 5% year-on-year.  For references to sales on a constant currency basis, see Note on page 12.

Operating loss of 67.3 billion yen (820 million U.S. dollars) was recorded, compared to operating income of 199.8 billion yen in the previous fiscal year.  This was primarily due to lower sales resulting from the above-mentioned factors and a significant deterioration in equity in net income (loss) of affiliated companies, partially offset by a remeasurement gain associated with obtaining control of SOMC of 102.3 billion yen (1,248 million U.S. dollars) (see “Sony Mobile Communications” on page 8).  For further details, see the Operating Performance Highlights by Business Segment section below.

Restructuring charges, net, decreased 12.3 billion yen year-on-year to 54.8 billion yen (668 million U.S. dollars).  CPS segment restructuring charges were 9.6 billion yen (117 million U.S. dollars) in the current fiscal year, compared with 28.7 billion yen in the previous fiscal year.  PDS segment restructuring charges were 26.5 billion yen (324 million U.S. dollars) in the current fiscal year, compared with 19.9 billion yen in the previous fiscal year.

Excluding equity in net income (loss) of affiliated companies, restructuring charges and impairments of long-lived assets, operating income on an as adjusted basis decreased by 114.3 billion yen year-on-year to 138.5 billion yen (1,689 million U.S. dollars).

Operating results during the current fiscal year included a benefit of 16.5 billion yen (202 million U.S. dollars) due to the reversal of a Blu-ray DiscTM patent royalty accrual, reflecting a retroactive change in the estimated royalty rate based on the latest license status.

Equity in net loss of affiliated companies, recorded within operating income (loss), was 121.7 billion yen (1,484 million U.S. dollars), compared to net income of 14.1 billion yen in the previous fiscal year.  Sony recorded equity in net loss for S-LCD of 64.1 billion yen (782 million U.S. dollars), compared to equity in net income of 7.2 billion yen in the previous fiscal year.  This was primarily due to the recording of a total loss of 60.0 billion yen (732 million U.S. dollars), including a 63.4 billion yen (773 million U.S. dollars) impairment loss on Sony’s shares of S-LCD, which were sold in January 2012, and subsequent foreign currency adjustments.  Equity in net loss for Sony Ericsson of 57.7 billion yen (703 million U.S. dollars) was recorded through February 15, 2012, prior to Sony Ericsson’s full consolidation to Sony, while equity in net income of 4.2 billion yen was recorded in the previous fiscal year.  This decrease was primarily due to Sony Ericsson recording a valuation allowance under U.S. GAAP of 654 million euro against certain of its deferred tax assets.  Sony reflected its 50% share, or 33.0 billion yen (403 million U.S. dollars), of this valuation allowance in equity in net loss of affiliated companies in Sony’s consolidated financial results.  The decrease was also due to a decrease in units shipped, intense smartphone price competition, and higher restructuring charges as described in “Sony Mobile Communications” on page 8.

For the fiscal year ended March 31, 2012, Sony incurred expenses of 5.9 billion yen (72 million U.S. dollars), including charges for the disposal or impairment of fixed assets and inventories and restoration costs (e.g., repair, removal and cleaning costs) directly related to the damage caused by the Earthquake.  In addition, Sony incurred other losses and expenses of 6.3 billion yen (77 million U.S. dollars), which included idle facility costs at manufacturing sites.  These expenses related to direct damages and other charges mentioned above were partially offset by insurance recoveries that Sony received during the current fiscal year.

As a result of direct damage from inundation of Sony’s manufacturing facilities starting in October 2011, resulting from the Floods, Sony incurred expenses of 13.2 billion yen (161 million U.S. dollars) during the current fiscal year, including charges for the disposal or impairment of fixed assets and inventories and restoration costs (e.g., repair, removal and cleaning costs) directly related to damages caused by the Floods.  In addition to these direct damages, due to the difficulty in procuring parts and components, production at several manufacturing facilities temporarily ceased.  As a result, Sony incurred charges of 13.9 billion yen (170 million U.S. dollars) during the current fiscal year, consisting of idle facility costs at manufacturing sites and other additional expenses.  Sony also saw a negative impact from the postponement of certain product launches caused by temporary cessation of production at several manufacturing facilities, as well as significantly lower demand from commercial customers resulting from the Floods.  Sony has insurance policies that cover certain damages and related costs associated with fixed assets and inventories and additional restoration costs as well as business interruption costs including opportunity losses.  Under these policies, the expenses related to direct damages and other charges were offset by insurance recoveries, and the negative impact due to the cessation of production and lower demand was partially offset by insurance recoveries received in the current fiscal year.

The net effect of other income and expenses was an expense of 15.9 billion yen (194 million U.S. dollars) in the current fiscal year, compared to income of 5.2 billion yen in the previous fiscal year.  This increase in expense was primarily due to the recording of a net foreign exchange loss in the current fiscal year, compared to the recording of a net foreign exchange gain in the previous fiscal year, as well as a decrease in gain on sale of securities investments.

Loss before income taxes was 83.2 billion yen (1,014 million U.S. dollars), compared to income of 205.0 billion yen in the previous fiscal year.

Income taxes: For the current fiscal year, Sony recorded 315.2 billion yen (3,845 million U.S. dollars) of income taxes, primarily resulting from the recording of a non-cash charge to establish a valuation allowance of 260.3 billion yen (3,174 million U.S. dollars) against certain deferred tax assets held by subsidiaries in the U.S., Japan and the U.K.

Sony evaluates its deferred tax assets on a tax jurisdiction by jurisdiction basis to determine if a valuation allowance is required.  In the U.S., Sony’s U.S. holding company and its U.S. subsidiaries file a consolidated federal tax return.  This consolidated tax filing group incurred cumulative losses in recent fiscal years including the fiscal year ended March 31, 2012.  Under U.S. GAAP, a cumulative loss in recent fiscal years is considered significant negative evidence regarding the realizability of deferred tax assets.  After comparing this significant negative evidence to objectively verifiable positive factors, Sony recorded a charge of 203.0 billion yen (2,476 million U.S. dollars) to establish a valuation allowance against the deferred tax assets held by the consolidated tax filing group in the U.S.  In addition, Sony established valuation allowances against certain deferred tax assets held by certain subsidiaries in Japan and the U.K. amounting to 57.3 billion yen (699 million U.S. dollars) as a result of evaluating those deferred tax assets.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 456.7 billion yen (5,569 million U.S. dollars), a deterioration of 197.1 billion yen year-on-year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.  Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Consumer Products & Services

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2011	2012	Change in yen	2012
Sales and operating revenue	¥3,849.8	¥3,136.8	-18.5%	$38,253
Operating income (loss)	10.8	(229.8)	-	(2,803)

Sales decreased 18.5% year-on-year (a 14% decrease on a constant currency basis) to 3,136.8 billion yen (38,253 million U.S. dollars).  Sales to outside customers decreased 18.9% year-on-year.  This was primarily due to a decrease in sales of LCD televisions, PCs, digital imaging products including digital cameras, and the game business.  The decrease in LCD television sales reflects lower unit sales and price declines, mainly resulting from market contractions in Japan and deterioration in market conditions in Europe and North America.  LCD television sales in Japan during the previous fiscal year significantly benefited mainly from a program which provided consumers with a subsidy from the Japanese government.  The subsidy program ended on March 31, 2011.  The decreases in sales of PCs and digital imaging products including digital cameras were mainly due to the impact from the Floods and unfavorable foreign exchange rates.  Digital imaging products also saw an impact from the Earthquake.  The decrease in the game business reflects lower sales of PlayStation®3 hardware due to a strategic price reduction and lower sales of PlayStation®2 due to platform migration.

Operating loss of 229.8 billion yen (2,803 million U.S. dollars) was recorded, compared to operating income of 10.8 billion yen in the previous fiscal year.  This was primarily due to a decrease in gross profit from the lower sales noted above (excluding the foreign exchange impact), deterioration in the cost of sales ratio and deterioration in equity in net income (loss) of affiliated companies.  Restructuring charges of 9.6 billion yen (117 million U.S. dollars) were recorded in the current fiscal year, compared to 28.7 billion yen in the previous fiscal year.  This decrease in restructuring charges was primarily due to a recording of expenses of 11.6 billion yen related to the transfer to third parties of the Barcelona factory in Europe and its related asset impairment during the previous fiscal year.

The CPS segment operating results include a total loss of 60.0 billion yen (732 million U.S. dollars) including a 63.4 billion yen (773 million U.S. dollars) impairment loss on Sony’s shares of S-LCD, which were sold in January 2012, and subsequent foreign currency adjustments.  Further, the segment operating results include additional LCD panel related expenses of 22.8 billion yen (278 million U.S. dollars) resulting from low capacity utilization of S-LCD, LCD television asset impairment of 16.7 billion yen (204 million U.S. dollars), as well as a network business asset impairment of 12.6 billion yen (154 million U.S. dollars), while the current fiscal year benefited from a reversal of 14.3 billion yen (175 million U.S. dollars) of a Blu-ray Disc™ patent royalty accrual, reflecting a retroactive change in the estimated royalty rate based on the latest license status.

Categories contributing to the deterioration in operating results (excluding restructuring charges and the above-noted loss related to S-LCD, the LCD television asset impairment and the network business asset impairment) include LCD televisions, reflecting the recording of additional LCD panel related expenses resulting from low capacity utilization of S-LCD as well as the lower sales mentioned above, and the game business, reflecting the lower sales mentioned above.

Professional, Device & Solutions

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2011	2012	Change in yen	2012
Sales and operating revenue	¥1,503.3	¥1,313.8	-12.6%	$16,022
Operating income (loss)	27.7	(20.2)	-	(246)

Sales decreased 12.6% year-on-year (an 8% decrease on a constant currency basis) to 1,313.8 billion yen (16,022 million U.S. dollars), mainly due to a decrease in component sales.  Sales to outside customers decreased 9.3% year-on-year.  The decrease in component sales was primarily due to the impact of the Earthquake on batteries and storage media, and unfavorable foreign exchange rates.

Operating loss of 20.2 billion yen (246 million U.S. dollars) was recorded, compared to operating income of 27.7 billion yen recorded in the previous fiscal year.  This was primarily due to deterioration in the cost of sales ratio, unfavorable foreign exchange rates and a decrease in gross profit due to lower sales (excluding the foreign exchange impact), partially offset by a decrease in selling, general and administrative expenses.  Restructuring charges of 26.5 billion yen (324 million U.S. dollars) were recorded in the current fiscal year, compared to 19.9 billion yen in the previous fiscal year.  Restructuring charges in the current fiscal year included expenses of 19.2 billion yen (234 million U.S. dollars) associated with the sale of the small- and medium-sized display business to Japan Display Inc.  A category that unfavorably impacted the change in segment operating results (excluding restructuring charges) was components, reflecting the above-mentioned decrease in sales.

*    *    *    *    *

Total inventory for the CPS and PDS segments as of March 31, 2012 was 564.3 billion yen (6,882 million U.S. dollars), a decrease of 43.6 billion yen, or 7.2% year-on-year.  Inventory decreased by 7.4 billion yen, or 1.3% compared with the level as of December 31, 2011.

Pictures

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2011	2012	Change in yen	2012
Sales and operating revenue	¥600.0	¥657.7	+9.6%	$8,021
Operating income	38.7	34.1	-11.7	416

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a constant currency (U.S. dollar) basis.”

Sales increased 9.6% year-on-year (an 18% increase on a constant currency (U.S. dollar) basis) to 657.7 billion yen (8,021 million U.S. dollars), despite the appreciation of the yen.  The current year benefited from higher television revenues from U.S. network and made-for-cable programming, revenues recognized from the consolidation of GSN, which was accounted for under the equity method in the previous fiscal year, and higher advertising revenues from SPE’s television networks in India.  The current year also benefitted from the sale of a participation interest in Spider-Man merchandising rights and higher pay television and video-on-demand sales of theatrically released product.

Operating income decreased by 4.5 billion yen year-on-year to 34.1 billion yen (416 million U.S. dollars).  The decrease is primarily due to a combined 30.3 billion yen gain recognized in the previous fiscal year, consisting of a remeasurement gain on the acquisition of a controlling interest in GSN (27.0 billion yen) and a gain on the sale of SPE’s remaining equity interest in a Latin American premium pay television business (HBO Latin America), partially offset by 21.4 billion yen (261 million U.S. dollars) of operating income generated from the sale of an interest in Spider-Man merchandising rights noted above during the current fiscal year.  The appreciation of the yen and higher marketing costs in support of a greater number of upcoming major theatrical releases also had a negative impact on the operating income for the current fiscal year.  These negative factors were partially offset by the higher television revenues from U.S. network and made-for-cable programming and higher advertising revenues from SPE’s television networks in India mentioned above. The current year reflects the strong theatrical performance of The Smurfs and Bad Teacher offset by the theatrical underperformance of Arthur Christmas.

Music

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2011	2012	Change in yen	2012
Sales and operating revenue	¥470.7	¥442.8	-5.9%	$5,400
Operating income	38.9	36.9	-5.2	450

The results presented above include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales decreased 5.9% year-on-year (a 1% decrease on a constant currency basis) to 442.8 billion yen (5,400 million U.S. dollars).  The decrease in sales is primarily due to the negative impact of the appreciation of the yen against the U.S. dollar and the continued contraction of the physical music market, offset by the strong performance of a number of key releases during the year.  Best selling titles during the year included Adele’s 21, Beyoncè’s 4, Pitbull’s Planet Pit, Foo Fighters’ Wasting Light, One Direction’s Up All Night, and music from the hit U.S. television show Glee.

Operating income decreased 2.0 billion yen year-on-year to 36.9 billion yen (450 million U.S. dollars).  The decrease reflects the impact of the lower sales mentioned above and higher restructuring costs, partially offset by lower overhead costs, a benefit from the recognition of digital license revenues and a favorable legal settlement concerning copyright infringement.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2011	2012	Change in yen	2012
Financial services revenue	¥806.5	¥871.9	+8.1%	$10,633
Operating income	118.8	131.4	+10.6	1,603

In Sony’s Financial Services segment, the results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as the results for Sony Finance International Inc. (“SFI”).  The results of Sony Life discussed below differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 8.1% year-on-year to 871.9 billion yen (10,633 million U.S. dollars) mainly due to a significant increase in revenue at Sony Life.  Revenue at Sony Life increased 11.6% year-on-year to 777.7 billion yen (9,484 million U.S. dollars) primarily due to an increase in insurance premium revenue, reflecting a higher policy amount in force.

Operating income increased 12.6 billion yen year-on-year to 131.4 billion yen (1,603 million U.S. dollars), mainly due to an increase in operating income at Sony Life, partially offset by a deterioration in operating results at Sony Bank, reflecting a foreign exchange loss on foreign-currency denominated customer deposits compared to a gain in the previous fiscal year.  Operating income at Sony Life increased 17.2 billion yen year-on-year to 134.8 billion yen (1,644 million U.S. dollars).  This increase was primarily due to higher insurance premium revenue and a partial reversal of an incremental provision for insurance policy reserves in the current fiscal year, which was recorded in the previous fiscal year due to the Earthquake.

Sony Mobile Communications

On February 15, 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson, which changed its name to Sony Mobile Communications AB (“SOMC”) upon becoming a wholly-owned subsidiary of Sony.

The following disclosure presents financial results at SOMC, a Sweden-based operation that aggregates the results of its worldwide subsidiaries on a euro basis, which do not include the impact of the acquisition, principally excluding the impact of purchase accounting adjustments and the remeasurement gain of 102.3 billion yen (1,248 million U.S. dollars) associated with obtaining control.  Although the results of Sony Ericsson were not consolidated in Sony’s consolidated financial statements up to and including February 15, 2012, Sony believes that the following disclosure provides useful analytical information to investors regarding SOMC’s operating performance for the full year ended March 31, 2012.

	(Millions of euros)
	Year ended March 31
	2011	2012	Change in euros
Sales and operating revenue	€6,034	€5,289	-12.4%
Income (loss) before taxes	133	(536)	-
Net income (loss)	74	(1,145)	-

Sales for the year ended March 31, 2012 decreased 12.4% year-on-year to 5,289 million euros.  This decline reflects certain component shortages resulting from the Earthquake and the Floods, in addition to the lower number of feature phones shipped as a result of focusing on smartphones.  Loss before taxes of 536 million euros was recorded compared to income of 133 million euros in the previous year.  This was due to a decrease in units shipped, intense smartphone price competition, and higher restructuring charges.  Restructuring charges were 88 million euros compared to 51 million euros in the previous year.  A net loss of 1,145 million euros was recorded, compared to income of 74 million euros in the previous year.  This was primarily due to Sony Ericsson recording a valuation allowance of 654 million euros against certain of its deferred tax assets in Sweden in the quarter ended December 31, 2011, as well as deterioration in its income (loss) before taxes.

*    *    *    *    *

The financial results of the SOMC segment included in Sony’s consolidated financial statements includes Sony’s equity results in Sony Ericsson through February 15, 2012 and the sales, operating revenue and operating income (loss) of SOMC from February 16, 2012 through March 31, 2012, as well as a remeasurement gain associated with obtaining control.  The following table provides a reconciliation of the SOMC segment results.

		(Billions of yen, millions of U.S. dollars)
		Fiscal year ended March 31
		2011	2012	Change in yen	2012
Sales and operating revenue from consolidation to March 31, 2012		¥-	¥77.7	-	$948

(Ⅰ)	Sony’s equity earnings (loss) in Sony Ericsson prior to consolidation	4.2	(57.7)	-	(703)
(Ⅱ)	Remeasurement gain	-	102.3	-	1,248
(Ⅲ)	Operating income (loss) from consolidation to March 31, 2012	-	(13.2)	-	(162)
Operating income (Ⅰ+Ⅱ+Ⅲ)		¥4.2	¥31.4	+655.9%	$383

Sony recorded sales and operating revenue of 77.7 billion yen (948 million U.S. dollars) in the SOMC segment following the consolidation of Sony Ericsson.

For the full fiscal year ended March 31, 2012, the SOMC segment recorded operating income of 31.4 billion yen (383 million U.S. dollars), consisting of the three elements described below.

For the period through February 15, 2012 in the current fiscal year, Sony recorded equity in net loss of Sony Ericsson of 57.7 billion yen (703 million U.S. dollars), while it recorded equity in net income of 4.2 billion yen for the previous full fiscal year.  Under the equity method, in the quarter ended December 31, 2011, Sony reflected its 50% share, or 33.0 billion yen (403 million U.S. dollars), of the valuation allowance recorded by Sony Ericsson against certain of its deferred tax assets in equity in net loss of affiliated companies in its consolidated financial results on a U.S. GAAP basis.

The SOMC segment operating income includes a non-cash gain of 102.3 billion yen (1,248 million U.S. dollars) recorded in connection with obtaining control, due to the remeasurement of Sony’s 50% equity interest in Sony Ericsson that Sony owned prior to the acquisition, at fair value.  Also included in the segment’s operating results was an operating loss of 13.2 billion yen (162 million U.S. dollars) recorded from February 16, 2012 through March 31, 2012 following the consolidation of SOMC in the current fiscal year.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-14, respectively.

Operating Activities: During the current fiscal year, there was a net cash inflow of 519.5 billion yen (6,336 million U.S. dollars) from operating activities, a decrease of 96.7 billion yen, or 15.7% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 176.1 billion yen (2,148 million U.S. dollars) for the current fiscal year, a decrease of 79.7 billion yen, or 31.2% year-on-year.  This decrease was mainly due to the negative impact of a deterioration in cash from net loss after taking into account adjustments (including depreciation and amortization, deferred income taxes, equity in net income (loss) of affiliated companies and other operating (income) expenses) and a smaller decrease in notes and accounts receivable, trade.  This was partially offset by the positive impact of a shift to a decrease in inventories from an increase in the previous fiscal year.  During the third quarter ended December 31, 2011 there was a receipt of a 50.6 billion yen (617 million U.S. dollars) advance payment from a commercial customer, and during the quarter ended March 31, 2012 there was a receipt of insurance proceeds of 6.0 billion yen (73 million U.S. dollars) related to the Earthquake and of 26.9 billion yen (328 million U.S. dollars) related to the Floods.

The Financial Services segment had a net cash inflow of 350.9 billion yen (4,279 million U.S. dollars), a decrease of 18.6 billion yen, or 5.0% year-on-year.  This decrease was primarily due to an increase in receivables, other, included in other current assets, as a result of outsourcing the collection of Sony Life insurance premiums to a third-party agency.  This was partially offset by an increase in revenue from insurance premiums, reflecting higher policy amounts in force at Sony Life.

Investing Activities: During the current fiscal year, Sony used 882.9 billion yen (10,767 million U.S. dollars) of net cash in investing activities, an increase of 168.4 billion yen, or 23.6% year-on-year.

For all segments excluding the Financial Services segment, 321.5 billion yen (3,921 million U.S. dollars) was used, an increase of 184.0 billion yen, or 133.7% year-on-year.  This increase was primarily due to an increase in the purchase of semiconductor manufacturing equipment in the current year and a payment for the purchase of the equity interest of Sony Ericsson.  This was partially offset by proceeds from the sale of Sony’s shares of S-LCD.  During the fourth quarter ended March 31, 2012, there was a receipt of insurance proceeds of 9.0 billion yen (110 million U.S. dollars) related to the Earthquake and of 23.5 billion yen (287 million U.S. dollars) related to the Floods.

The Financial Services segment used 555.3 billion yen (6,772 million U.S. dollars) of net cash, an increase of 2.4 billion yen, or 0.4% year-on-year.  This increase was mainly due to proceeds from the deconsolidation of a lease and rental business at SFI in the previous fiscal year, partially offset by a smaller increase year-on-year in net payments for investments associated with portfolio changes in the securities investments held by Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined* for the current period was 145.4 billion yen (1,773 million U.S. dollars), a 263.7 billion yen deterioration from cash generated in the previous fiscal year.

Financing Activities: During the current fiscal year, 257.3 billion yen (3,138 million U.S. dollars) of net cash was generated by financing activities, compared to 10.1 billion yen of net cash used in the previous fiscal year.  For all segments excluding the Financial Services segment, there was a 31.3 billion yen (381 million U.S. dollars) net cash inflow, compared to a 186.9 billion yen net cash outflow in the previous fiscal year.  This was primarily due to borrowings from banks, including 111.0 billion yen (1,354 million U.S. dollars) of unsecured bank loans which were used for acquiring Ericsson’s 50% equity interest in Sony Ericsson, and issuance of long-term corporate bonds during the current fiscal year.  In the Financial Services segment, financing activities generated 212.6 billion yen (2,592 million U.S. dollars) of net cash, an increase of 68.9 billion yen, or 47.9% year-on-year.  This increase was primarily due to smaller repayments of long-term debt and an increase in short-term borrowings compared to a decrease in the previous fiscal year.  During the current fiscal year, there was an issuance of 10.0 billion yen (122 million U.S. dollars) of corporate bonds of SFH.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2012 was 894.6 billion yen (10,909 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 719.4 billion yen (8,773 million U.S. dollars) at March 31, 2012, a decrease of 128.0 billion yen, or 15.1%, compared with the balance as of March 31, 2011.  This was an increase of 87.8 billion yen, or 13.9%, compared with the balance as of December 31, 2011.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 771.7 billion yen (9,411 million U.S. dollars) of unused committed lines of credit with financial institutions.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 175.2 billion yen (2,136 million U.S. dollars) at March 31, 2012, an increase of 8.1 billion yen, or 4.9%, compared with the balance as of March 31, 2011.  This was an increase of 5.0 billion yen, or 3.0%, compared with the balance as of December 31, 2011.

*  Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-14.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secures liquidity on its own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures, principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities, and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2011	2012	2012

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥616.2	¥519.5	$6,336
Net cash used in investing activities reported in the consolidated statements of cash flows	(714.4)	(882.9)	(10,767)
	(98.2)	(363.3)	(4,431)

Less: Net cash provided by operating activities within the Financial Services segment	369.5	350.9	4,279
Less: Net cash used in investing activities within the Financial Services segment	(552.9)	(555.3)	(6,772)
Eliminations **	33.1	13.6	165

Cash flow provided by (used in) operating and investing activities combined excluding the Financial Services segment’s activities	¥118.3	¥(145.4)	$(1,773)

** Eliminations primarily consist of intersegment loans and dividend payments.  Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Consolidated Results for the Fourth Quarter ended March 31, 2012

Sales for the fourth quarter ended March 31, 2012 increased 1.2% year-on-year to 1,600.4 billion yen (19,517 million U.S. dollars).  This was primarily due to sales recognized from the consolidation of SOMC, which was accounted for under the equity method in the same period of the previous fiscal year, and higher revenues in the Financial Services segment, partially offset by a significant decrease in sales in the CPS segment.

During the current quarter, the average rates of the yen were 78.3 yen against the U.S. dollar and 102.5 yen against the euro, which were 3.9% and 8.4% higher, respectively, as compared with the same period in the previous fiscal year.  On a constant currency basis, consolidated sales increased 4%.  For references to sales on a constant currency basis, see Note on page 12.

In the CPS segment, sales decreased significantly due to lower sales of products such as LCD televisions and PCs.  In the PDS segment, sales were essentially flat mainly due to a decrease in component sales, partially offset by an increase in semiconductor sales.  In the Pictures segment, despite the appreciation of the yen, sales increased due to higher revenues from made-for-cable programming and revenues recognized from the consolidation of GSN, which was accounted for under the equity method in the same period of the previous fiscal year.  In the Music segment, sales decreased primarily due to the impact of the appreciation of the yen.  In the Financial Services segment, revenue increased significantly primarily due to a significant increase in revenue at Sony Life resulting from an improvement in investment performance.  In the SOMC segment, 1.5 months of sales of 77.7 billion yen (948 million U.S. dollars) was recorded.  Comparing the three months ended March 31 both in the current and previous fiscal years, aggregate sales at SOMC on a euro basis decreased year-on-year due to the lower number of feature phones shipped during the quarter.

Operating loss of 1.4 billion yen (17 million U.S. dollars) was recorded, an improvement of 72.0 billion yen year-on-year.  This was primarily due to the remeasurement gain associated with obtaining control of SOMC of 102.3 billion yen (1,248 million U.S. dollars).

In the CPS segment, operating results deteriorated year-on-year and an operating loss was recorded primarily due to impairments of the network business assets and the LCD television assets and unfavorable foreign exchange rates (for further details, see page 5).  In the PDS segment, operating income was recorded, compared to operating loss in the same quarter of the previous fiscal year.  This was primarily due to an improvement in other operating (income) expense, net, and a decrease in selling, general and administrative expenses.  This was primarily due to an improvement in other operating (income) expense, net, and a decrease in selling general and administrative expenses.  In the Pictures segment, operating income decreased significantly due to the gains recognized in the same quarter of the previous fiscal year on the acquisition of a controlling interest in GSN and the sale of SPE’s remaining equity interest in a Latin American premium pay television business . In the Music segment, operating income decreased primarily due to the lower sales noted above and higher marketing costs, partially offset by lower restructuring and overhead costs.  In the Financial Services segment, operating income increased significantly primarily due to an improvement in valuation gains and losses on securities in the general account at Sony Life.  In the SOMC segment, operating income of 77.6 billion yen (946 million U.S. dollars) was recorded due to the remeasurement gain of 102.3 billion yen (1,248 million U.S. dollars), partially offset by a 1.5 month consolidated operating loss of 13.2 billion yen (162 million U.S. dollars) for SOMC and a 1.5 month equity in net loss of 11.5 billion yen (140 million U.S. dollars) for Sony Ericsson.

Restructuring charges, recorded as operating expenses, amounted to 19.7 billion yen (240 million U.S. dollars) for the current quarter, compared to 27.4 billion yen for the same period of the previous fiscal year.

Equity in net loss of affiliated companies, recorded within operating loss, was 9.2 billion yen (111 million U.S. dollars), a deterioration of 8.9 billion yen year-on-year.  Sony recorded equity in net income of 3.4 billion yen (41 million U.S. dollars) for S-LCD during the current quarter compared to a loss of 1.7 billion yen in the same period of the previous fiscal year.  This was primarily due to foreign currency adjustments of 3.4 billion yen (41 million U.S. dollars).  Sony recorded equity in net loss of 11.5 billion yen (140 million U.S. dollars) for Sony Ericsson for the 1.5 month period prior to its full consolidation, while it recorded equity in net income of 0.5 billion yen during the full quarter period in the previous fiscal year.

Sony incurred expenses of 4.4 billion yen (53 million U.S. dollars) during the current quarter, including charges for the disposal or impairment of fixed assets and inventories and restoration costs (e.g., repair, removal and cleaning costs) directly related to the damages caused by the Floods.  In addition, Sony incurred charges of 9.3 billion yen (113 million U.S. dollars) during the current quarter, consisting of idle facility costs at manufacturing sites and other additional expenses.  Sony also saw a negative impact from the postponement of certain product launches caused by temporary cessation of production at several manufacturing facilities, as well as significantly lower demand from commercial customers resulting from the Floods.  Under the insurance policies, the expenses related to the direct damages and the other charges were more than offset by insurance recoveries and the negative impact due to the cessation of production and lower demand was offset by insurance recoveries received in the current quarter.  For the impact of the Floods, please also see page 4.

The net effect of other income and expenses was income of 0.9 billion yen (11 million U.S. dollars), a deterioration of 4.3 billion yen primarily due to a smaller net gain on sales of securities.

Loss before income taxes of 0.5 billion yen (6 million U.S. dollars) was recorded, an improvement of 67.7 billion yen due to the higher operating results noted above.

Income taxes: During the current quarter, Sony recorded 240.4 billion yen (2,932 million U.S. dollars) of income taxes, primarily resulting from the recording of a non-cash charge to establish a valuation allowance of 260.3 billion yen (3,174 million U.S. dollars) against certain deferred tax assets held by the subsidiaries in the U.S., Japan and the U.K.

Sony recorded a non-cash charge of 203.0 billion yen (2,476 million U.S. dollars) to establish a valuation allowance against the deferred tax assets held by the consolidated tax filing group in the U.S.  In addition, Sony established valuation allowances against certain deferred tax assets held by certain subsidiaries in Japan and the U.K. amounting to 57.3 billion yen (699 million U.S. dollars) as a result of evaluating those deferred tax assets.  For further details, see also “Income taxes” on page 4.

Net loss attributable to Sony Corporation’s stockholders for the current quarter was 255.2 billion yen (3,112 million U.S. dollars), an improvement of 133.6 billion yen year-on-year.

Note

The descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the previous fiscal year or the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current fiscal year or the current quarter.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Outlook for the Fiscal Year ending March 31, 2013

The forecast for consolidated results for the fiscal year ending March 31, 2013 is as follows:

	(Billions of yen)
	Current Forecast	Change from March 31, 2012 Results	March 31, 2012 Results
Sales and operating revenue	¥7,400	+14.0%	¥6,493.2
Operating income (loss)	180	-	(67.3)
Income (loss) before income taxes	190	-	(83.2)
Net income (loss) attributable to Sony Corporation’s stockholders	30	-	(456.7)

Assumed foreign currency exchange rates: approximately 80 yen to the U.S. dollar and approximately 105 yen to the euro.

Restructuring charges are expected to be approximately 75 billion yen for the Sony group in the fiscal year ending March 31, 2013, compared to 54.8 billion yen recorded in the fiscal year ended March 31, 2012.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

Equity in net loss of affiliated companies for the fiscal year ending March 31, 2013 is expected to be approximately 5 billion yen, compared to equity in net loss of 121.7 billion yen in the fiscal year ended March 31, 2012.

The forecast for each business segment is as follows:

CPS

Despite lower LCD television sales expected from focusing not on pursuing unit sales but on improving profitability, CPS segment sales are expected to increase significantly year-on-year due to an expected recovery from the negative impact of the Earthquake and the Floods, mainly in digital imaging products and PCs.  The segment operating loss is expected to decrease significantly, primarily due to recovery from the negative impact of the Earthquake and the Floods, as well as an expected significant year-on-year decrease in loss from LCD televisions primarily due to the exit from the S-LCD joint venture.

PDS

Despite an expected decrease in semiconductor category sales resulting from the sale of the small- and medium-sized display business, sales in the PDS segment are expected to increase year-on-year due to an expected recovery from the negative impact of the Earthquake and the Floods in the fiscal year ended March 31, 2012.  The segment operating results are also expected to improve significantly due to an expected recovery from the negative impact of the Earthquake and the Floods, primarily in the component category.

Pictures

Pictures segment sales are expected to increase year-on-year due to an increase in theatrical and home entertainment revenue, resulting from a greater number of major motion picture releases compared to the previous fiscal year, higher television revenues from U.S. network and made-for-cable programming, and higher advertising revenues from SPE’s worldwide television networks.  The segment operating income is expected to increase primarily due to the revenue growth noted above, partially offset by the benefit from the sale of a participation interest in Spider-Man merchandising rights recorded in the previous fiscal year.

Music

Music segment sales are expected to be essentially flat year-on-year primarily due to higher digital revenue despite an expected ongoing contraction of the physical music market.  The segment operating income is expected to be essentially flat year-on-year, primarily due to higher digital sales and a decrease in restructuring charges, offset by a benefit from the recognition of digital license revenues and a favorable legal settlement concerning copyright infringement recorded in the previous fiscal year.

Financial Services

Financial Services Revenue is expected to increase due to the continued steady expansion of the business.  The segment operating income is expected to decrease year-on-year due to the absence of a gain mainly on the sale of securities investments in the fiscal year ended March 31, 2012.

As is Sony’s policy, the effects of gains and losses on investments held by Financial Services Segment due to market fluctuations for the fiscal year ending March 31, 2013 have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be after April 1, 2012.  Accordingly, these market fluctuations could further impact the current forecast.

Sony Mobile Communications

The financial results of SOMC for the fiscal year ended March 31, 2012, which are included in Sony’s consolidated financial results, include Sony’s equity earnings in Sony Ericsson through February 15, 2012, when that entity was fully consolidated by Sony, the sales and operating loss after the date of acquisition through March 31, 2012, and the remeasurement gain associated with obtaining control.

As a result of these factors, it is difficult to compare the forecast for the fiscal year ending March 31, 2013 to the previous fiscal year, but sales are expected to increase significantly year-on-year due to the recording of sales from the beginning of the fiscal year.  On a pro forma basis, were SOMC 100% consolidated by Sony for the full fiscal year ended March 31, 2012, SOMC sales for the fiscal year ending March 31, 2013 would be expected to increase significantly due to higher units sales of smartphones.  Operating results are expected to deteriorate significantly year-on-year primarily due to the recording of the large remeasurement gain recorded in the fiscal year ended March 31, 2012.  However, compared to the previous fiscal year, excluding the remeasurement gain, operating loss is expected to decrease significantly, primarily due to an improvement in product mix and a reduction in costs, while severe competition in smartphone markets is anticipated to continue in the fiscal year ending March 31, 2013.

Supplemental Information

	(Billions of yen)
	Current Forecast	Change from March 31, 2012 Results	March 31, 2012 Results
Operating income (loss)	¥180	-%	¥(67.3)
Less: Equity in net loss of affiliated companies*	(5)	-	(121.7)
Add: Restructuring charges recorded within operating expenses	75	+37.0	54.8
Add: Impairments of long-lived assets**	-	-	29.3
Operating income, as adjusted	¥260	+87.7%	¥138.5

In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and impairments of long-lived assets is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

Operating loss and operating income, as adjusted, for the fiscal year ended March 31, 2012, include, respectively, the gain of 102.3 billion yen due to the remeasurement of the 50% equity interest Sony previously owned in Sony Ericsson.

* Equity in net loss of affiliated companies for the fiscal year ended March 31, 2012 includes a total loss of 60.0 billion yen (732 million U.S. dollars) including an impairment loss of 63.4 billion yen on Sony’s shares of S-LCD, which were sold in January 2012 and subsequent foreign currency adjustments, and a 33.0 billion yen valuation allowance (Sony’s 50% share of the valuation allowance which Sony Ericsson recorded in the quarter ended December 31, 2011 under U.S. GAAP against certain of its deferred tax assets).  For further details, see page 9.

** The 29.3 billion yen in non-cash impairment charges of long-lived assets recorded within operating results is related to the fair value of long-lived assets in the LCD television and network business asset group being lower than net book value.  For further details, see page 2.

Sony’s forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the fiscal year ending March 31, 2013 is as per the table below.

	(Billions of yen)
	Current Forecast	Change from March 31, 2012 Results	March 31, 2012 Results
Capital expenditures (addition to property, plant and equipment)*	¥210	-28.8%	¥295.1
Depreciation and amortization**	330	+3.3	319.6
[for property, plant and equipment (included above)	200	-4.4	209.2	]
Research and development expenses	480	+10.7	433.5

*   Investments in equity affiliates are not included within the forecast for capital expenditures.
**  The forecast for depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

Capital expenditures are expected to decrease significantly, primarily due to the fact that Sony made a large-scale investment to expand in image sensor production capacity in the fiscal year ended March 31, 2012.

Research and development expenses are expected to increase significantly, mainly due to the consolidation of SOMC.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Management Policy

Sony announced a series of strategic initiatives to be introduced under the new management team established on April 1, 2012.  By implementing a rapid decision-making approach that draws on the strengths of the entire Sony Group as “One Sony,” Sony aims to revitalize and grow the electronics business to generate new value, while further strengthening the stable business foundations of the Entertainment and Financial Service businesses.  For details of this strategy, please refer to the press release announced on April 12, 2012 available at the following website: http://www.sony.net/SonyInfo/News/Press/201204/12-056E/

Cautionary Statement

Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "intend," "seek," "may," "might," "could" or "should," and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony's ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony's ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony's ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics business); (viii) Sony's ability to maintain product quality; (ix) the effectiveness of Sony's strategies and their execution, including but not limited to the success of Sony's acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB); (x) Sony's ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the floods in Thailand.  Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Justin Hill	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/11q4_sonypre.pdf

Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	March 31	Change from		March 31
ASSETS	2011	2012	March 31, 2011		2012
Current assets:
Cash and cash equivalents	¥1,014,412	¥894,576		¥-119,836	$10,909
Marketable securities	646,171	680,913		+34,742	8,304
Notes and accounts receivable, trade	834,221	840,924		+6,703	10,255
Allowance for doubtful accounts and sales returns	(90,531)	(71,009)		+19,522	(866)
Inventories	704,043	707,052		+3,009	8,623
Other receivables	215,181	202,044		-13,137	2,464
Deferred income taxes	133,059	36,769		-96,290	448
Prepaid expenses and other current assets	387,490	463,693		+76,203	5,655
Total current assets	3,844,046	3,754,962		-89,084	45,792

Film costs	275,389	270,048		-5,341	3,293

Investments and advances:
Affiliated companies	221,993	36,800		-185,193	449
Securities investments and other	5,670,662	6,282,676		+612,014	76,618
	5,892,655	6,319,476		+426,821	77,067

Property, plant and equipment:
Land	145,968	139,413		-6,555	1,700
Buildings	868,615	817,730		-50,885	9,972
Machinery and equipment	2,016,956	1,957,134		-59,822	23,868
Construction in progress	53,219	35,648		-17,571	435
	3,084,758	2,949,925		-134,833	35,975
Less-Accumulated depreciation	2,159,890	2,018,927		-140,963	24,621
	924,868	930,998		+6,130	11,354
Other assets:
Intangibles, net	391,122	503,699		+112,577	6,143
Goodwill	469,005	576,758		+107,753	7,034
Deferred insurance acquisition costs	428,262	441,236		+12,974	5,381
Deferred income taxes	300,702	100,460		-200,242	1,225
Other	385,073	398,030		+12,957	4,853
	1,974,164	2,020,183		+46,019	24,636
Total assets	¥12,911,122	¥13,295,667	¥	+384,545	$162,142

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥53,737	¥99,878	¥	+46,141	$1,218
Current portion of long-term debt	109,614	310,483		+200,869	3,786
Notes and accounts payable, trade	793,275	758,680		-34,595	9,252
Accounts payable, other and accrued expenses	1,013,037	1,073,241		+60,204	13,088
Accrued income and other taxes	87,396	63,396		-24,000	773
Deposits from customers in the banking business	1,647,752	1,761,137		+113,385	21,477
Other	430,488	463,166		+32,678	5,650
Total current liabilities	4,135,299	4,529,981		+394,682	55,244

Long-term debt	812,235	762,226		-50,009	9,295
Accrued pension and severance costs	271,320	309,375		+38,055	3,773
Deferred income taxes	306,227	284,499		-21,728	3,470
Future insurance policy benefits and other	2,924,121	3,208,843		+284,722	39,132
Policyholders’ account in the life insurance business	1,301,252	1,449,644		+148,392	17,679
Other	204,766	240,978		+36,212	2,938
Total liabilities	9,955,220	10,785,546		+830,326	131,531

Redeemable noncontrolling interest	19,323	20,014		+691	244

Equity:
Sony Corporation's stockholders' equity:
Common stock	630,921	630,923		+2	7,694
Additional paid-in capital	1,159,666	1,160,236		+570	14,149
Retained earnings	1,566,274	1,084,462		-481,812	13,225
Accumulated other comprehensive income	(804,204)	(842,093)		-37,889	(10,268)
Treasury stock, at cost	(4,670)	(4,637)		+33	(57)
	2,547,987	2,028,891		-519,096	24,743

Noncontrolling interests	388,592	461,216		+72,624	5,624
Total equity	2,936,579	2,490,107		-446,472	30,367
Total liabilities and equity	¥12,911,122	¥13,295,667	¥	+384,545	$162,142

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2011	2012	Change from 2011	2012
Sales and operating revenue:
Net sales	¥6,304,401	¥5,526,611		$67,398
Financial services revenue	798,495	868,971		10,597
Other operating revenue	78,377	97,630		1,191
	7,181,273	6,493,212	-9.6%	79,186
Costs and expenses:
Cost of sales	4,831,363	4,386,447		53,494
Selling, general and administrative	1,501,813	1,375,887		16,779
Financial services expenses	675,788	736,050		8,976
Other operating (income) expense, net	(13,450)	(59,594)		(727)
	6,995,514	6,438,790	-8.0	78,522

Equity in net income (loss) of affiliated companies	14,062	(121,697)	-	(1,484)

Operating income (loss)	199,821	(67,275)	-	(820)

Other income:
Interest and dividends	11,783	15,101		184
Gain on sale of securities investments, net	14,325	671		8
Foreign exchange gain, net	9,297	-		-
Other	9,561	7,706		94
	44,966	23,478	-47.8	286

Other expenses:
Interest	23,909	23,432		286
Loss on devaluation of securities investments	7,669	3,604		44
Foreign exchange loss, net	-	5,089		62
Other	8,196	7,264		88
	39,774	39,389	-1.0	480

Income (loss) before income taxes	205,013	(83,186)	-	(1,014)

Income taxes	425,339	315,239		3,845

Net loss	(220,326)	(398,425)	-	(4,859)

Less - Net income attributable to noncontrolling interests	39,259	58,235		710

Net loss attributable to Sony Corporation's stockholders	¥(259,585)	¥(456,660)	-%	$(5,569)

Per share data:
Net loss attributable to Sony Corporation's stockholders
— Basic	¥(258.66)	¥(455.03)	-%	$(5.55)
— Diluted	(258.66)	(455.03)	-	(5.55)

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended March 31
	2011	2012	Change from 2011	2012
Sales and operating revenue:
Net sales	¥1,355,773	¥1,290,054		$15,732
Financial services revenue	205,391	265,335		3,236
Other operating revenue	19,662	45,037		549
	1,580,826	1,600,426	+1.2%	19,517
Costs and expenses:
Cost of sales	1,102,057	1,108,344		13,516
Selling, general and administrative	375,601	354,674		4,325
Financial services expenses	190,157	219,496		2,677
Other operating (income) expense, net	(13,882)	(89,863)		(1,096)
	1,653,933	1,592,651	-3.7	19,422

Equity in net loss of affiliated companies	(261)	(9,187)	-	(112)

Operating loss	(73,368)	(1,412)	-	(17)

Other income:
Interest and dividends	3,518	6,017		73
Gain on sale of securities investments, net	10,862	28		0
Foreign exchange gain, net	-	2,347		29
Other	3,536	1,486		18
	17,916	9,878	-44.9	120

Other expenses:
Interest	7,391	5,888		72
Foreign exchange loss, net	2,906	-		-
Other	2,393	3,064		37
	12,690	8,952	-29.5	109

Loss before income taxes	(68,142)	(486)	-	(6)

Income taxes	313,330	240,431		2,932

Net loss	(381,472)	(240,917)	-	(2,938)

Less - Net income attributable to noncontrolling interests	7,330	14,296		174

Net loss attributable to Sony Corporation's stockholders	¥(388,802)	¥(255,213)	-%	$(3,112)

Per share data:
Net loss attributable to Sony Corporation's stockholders
— Basic	¥(387.42)	¥(254.30)	-%	$(3.10)
— Diluted	(387.42)	(254.30)	-	(3.10)

Consolidated Statements of Changes in Stockholders' Equity

			(Millions of yen)

	Common stock	Additional paid- in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2010	¥630,822	¥1,157,812	¥1,851,004	¥(669,058)	¥(4,675)	¥2,965,905	¥319,650	¥3,285,555
Exercise of stock acquisition rights	99	99				198	22	220
Stock based compensation		1,782				1,782		1,782

Comprehensive income:
Net income (loss)			(259,585)			(259,585)	39,259	(220,326)
Other comprehensive income, net of tax
Unrealized losses on securities				(12,001)		(12,001)	(3,516)	(15,517)
Unrealized losses on derivative instruments				(1,553)		(1,553)		(1,553)
Pension liability adjustment				(3,176)		(3,176)	(123)	(3,299)
Foreign currency translation adjustments				(118,416)		(118,416)	(616)	(119,032)
Total comprehensive income (loss)						(394,731)	35,004	(359,727)

Stock issue costs, net of tax			(8)			(8)		(8)
Dividends declared			(25,089)			(25,089)	(6,599)	(31,688)
Purchase of treasury stock					(111)	(111)		(111)
Reissuance of treasury stock			(48)		116	68		68
Transactions with noncontrolling interests shareholders and other		(27)				(27)	40,515	40,488
Balance at March 31, 2011	¥630,921	¥1,159,666	¥1,566,274	¥(804,204)	¥(4,670)	¥2,547,987	¥388,592	¥2,936,579

Balance at March 31, 2011	¥630,921	¥1,159,666	¥1,566,274	¥(804,204)	¥(4,670)	¥2,547,987	¥388,592	¥2,936,579
Exercise of stock acquisition rights	2	2				4	165	169
Stock based compensation		1,838				1,838		1,838

Comprehensive income:
Net income (loss)			(456,660)			(456,660)	58,235	(398,425)
Other comprehensive income, net of tax
Unrealized gains on securities				14,546		14,546	6,011	20,557
Unrealized gains on derivative instruments				539		539		539
Pension liability adjustment				(34,668)		(34,668)	1,495	(33,173)
Foreign currency translation adjustments				(18,306)		(18,306)	395	(17,911)
Total comprehensive income (loss)						(494,549)	66,136	(428,413)

Stock issue costs, net of tax			(1)			(1)		(1)
Dividends declared			(25,090)			(25,090)	(7,760)	(32,850)
Purchase of treasury stock					(79)	(79)		(79)
Reissuance of treasury stock			(61)		112	51		51
Transactions with noncontrolling interests shareholders and other		(1,270)				(1,270)	14,083	12,813
Balance at March 31, 2012	¥630,923	¥1,160,236	¥1,084,462	¥(842,093)	¥(4,637)	¥2,028,891	¥461,216	¥2,490,107

			(Millions of U.S. dollars)

	Common stock	Additional paid- in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2011	$7,694	$14,142	$19,101	$(9,807)	$(57)	$31,073	$4,739	$35,812
Exercise of stock acquisition rights	-	-				-	2	2
Stock based compensation		22				22		22

Comprehensive income:
Net income (loss)			(5,569)			(5,569)	710	(4,859)
Other comprehensive income, net of tax
Unrealized gains on securities				177		177	73	250
Unrealized gains on derivative instruments				7		7		7
Pension liability adjustment				(423)		(423)	18	(405)
Foreign currency translation adjustments				(222)		(222)	4	(218)
Total comprehensive income (loss)						(6,030)	805	(5,225)

Stock issue costs, net of tax			-			-		-
Dividends declared			(306)			(306)	(94)	(400)
Purchase of treasury stock					(2)	(2)		(2)
Reissuance of treasury stock			(1)		2	1		1
Transactions with noncontrolling interests		(15)				(15)	172	157
shareholders and other
Balance at March 31, 2012	$7,694	$14,149	$13,225	$(10,268)	$(57)	$24,743	$5,624	$30,367

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2011	2012	2012
Cash flows from operating activities:
Net loss	¥(220,326)	¥(398,425)	$(4,859)
Adjustments to reconcile net loss to net cash provided by operating activities-
Depreciation and amortization, including amortization of deferred insurance acquisition costs	325,366	319,594	3,897
Amortization of film costs	250,192	188,836	2,303
Stock-based compensation expense	1,952	1,952	24
Accrual for pension and severance costs, less payments	(15,229)	36,647	447
Other operating (income) expense, net	(13,450)	(59,594)	(727)
(Gain) loss on sale or devaluation of securities investments, net	(6,656)	2,933	36
(Gain) loss on revaluation of marketable securities held in the financial	10,958	(21,080)	(257)
services business for trading purposes, net
Loss on revaluation or impairment of securities investments held	5,080	2,819	34
in the financial services business, net
Deferred income taxes	307,421	206,694	2,521
Equity in net (income) losses of affiliated companies, net of dividends	(11,479)	138,772	1,692
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	104,515	4,427	54
Increase) decrease in inventories	(112,089)	29,778	363
Increase in film costs	(244,063)	(186,783)	(2,278)
Decrease in notes and accounts payable, trade	(18,119)	(59,410)	(725)
Decrease in accrued income and other taxes	(8,020)	(44,635)	(544)
Increase in future insurance policy benefits and other	278,897	332,728	4,058
Increase in deferred insurance acquisition costs	(69,196)	(68,634)	(837)
Increase in marketable securities held in the financial services business for trading purposes	(30,102)	(39,161)	(478)
Increase in other current assets	(89,473)	(35,181)	(429)
Increase in other current liabilities	56,076	10,595	129
Other	113,990	156,667	1,912
Net cash provided by operating activities	616,245	519,539	6,336

Cash flows from investing activities:
Payments for purchases of fixed assets	(253,688)	(382,549)	(4,665)
Proceeds from sales of fixed assets	18,743	22,661	276
Payments for investments and advances by financial services business	(1,458,912)	(1,028,150)	(12,538)
Payments for investments and advances (other than financial services business)	(15,316)	(28,021)	(342)
Proceeds from sales or return of investments and collections of advances	874,031	474,466	5,786
by financial services business
Proceeds from sales or return of investments and collections of advances	30,332	93,165	1,136
(other than financial services business)
Proceeds from sales of businesses	99,335	8,430	103
Payment for Sony Ericsson acquisition, net of cash acquired	—	(71,843)	(876)
Other	(8,964)	28,955	353
Net cash used in investing activities	(714,439)	(882,886)	(10,767)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,499	216,887	2,645
Payments of long-term debt	(216,212)	(112,043)	(1,366)
Increase (decrease) in short-term borrowings, net	6,120	(26,158)	(319)
Increase in deposits from customers in the financial services business, net	229,327	211,597	2,580
Dividends paid	(25,098)	(25,078)	(306)
Other	(5,748)	(7,869)	(96)
Net cash provided by (used in) financing activities	(10,112)	257,336	3,138

Effect of exchange rate changes on cash and cash equivalents	(68,890)	(13,825)	(169)

Net decrease in cash and cash equivalents	(177,196)	(119,836)	(1,462)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412	12,371

Cash and cash equivalents at end of the period	¥1,014,412	¥894,576	$10,909

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2011	2012	Change	2012
Consumer Products & Services
Customers	¥3,771,610	¥3,061,214	-18.8%	$37,332
Intersegment	78,223	75,543		921
Total	3,849,833	3,136,757	-18.5	38,253

Professional, Device & Solutions
Customers	1,066,574	967,603	-9.3	11,800
Intersegment	436,690	346,168		4,222
Total	1,503,264	1,313,771	-12.6	16,022

Pictures
Customers	599,654	656,097	+9.4	8,001
Intersegment	312	1,624		20
Total	599,966	657,721	+9.6	8,021

Music
Customers	457,771	430,751	-5.9	5,253
Intersegment	12,972	12,038		147
Total	470,743	442,789	-5.9	5,400

Financial Services
Customers	798,495	868,971	+8.8	10,597
Intersegment	8,031	2,924		36
Total	806,526	871,895	+8.1	10,633

Sony Mobile Communications
Customers	—	77,732	-	948
Intersegment	—	—		—
Total	—	77,732	-	948

All Other
Customers	377,822	378,071	+0.1	4,611
Intersegment	70,004	64,598		787
Total	447,826	442,669	-1.2	5,398

Corporate and elimination	(496,885)	(450,122)	-	(5,489)
Consolidated total	¥7,181,273	¥6,493,212	-9.6%	$79,186

Consumer Products & Services (“CPS”) intersegment amounts primarily consist of transactions with All Other.  Professional, Device & Solutions (“PDS”) intersegment amounts primarily consist of transactions with the CPS segment.  On February 15, 2012, Sony acquired Telefonaktiebolaget LM Ericsson’s (“Ericsson”) 50% equity interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”), which changed its name to Sony Mobile Communications AB upon becoming a wholly-owned subsidiary of Sony.  Accordingly, the Sony Ericsson segment that had been presented as a separate segment was renamed the Sony Mobile Communications (“SOMC”) segment in the current quarter.  The SOMC segment includes sales and operating revenue from February 16, 2012 through March 31, 2012.  All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment.  Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2011	2012	Change	2012
Consumer Products & Services	¥10,817	¥(229,807)	-%	$(2,803)
Professional, Device & Solutions	27,650	(20,194)	-	(246)
Pictures	38,669	34,130	-11.7	416
Music	38,927	36,887	-5.2	450
Financial Services	118,818	131,421	+10.6	1,603
Sony Mobile Communications	4,155	31,407	+655.9	383
All Other	7,116	(3,546)	-	(43)
Total	246,152	(19,702)	-	(240)

Corporate and elimination	(46,331)	(47,573)	-	(580)
Consolidated total	¥199,821	¥(67,275)	-%	$(820)

The 2011 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5.  Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.  The SOMC segment includes Sony’s equity in net loss for Sony Ericsson of 57,680 million yen through February 15, 2012 and the operating income (loss) from February 16, 2012 through March 31, 2012, as well as a gain of 102,331 million yen recorded on the remeasurement of Sony’s 50% equity interest in Sony Ericsson at fair value upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson.  Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the SOMC acquisition, which are not allocated to segments.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue	2011	2012	Change	2012
Consumer Products & Services
Customers	¥737,320	¥620,099	-15.9%	$7,562
Intersegment	13,331	8,174		100
Total	750,651	628,273	-16.3	7,662

Professional, Device & Solutions
Customers	253,081	236,336	-6.6	2,882
Intersegment	77,004	90,235		1,101
Total	330,085	326,571	-1.1	3,983

Pictures
Customers	173,768	182,044	+4.8	2,220
Intersegment	312	1,394		17
Total	174,080	183,438	+5.4	2,237

Music
Customers	106,622	103,354	-3.1	1,260
Intersegment	3,030	2,761		34
Total	109,652	106,115	-3.2	1,294

Financial Services
Customers	205,391	265,335	+29.2	3,236
Intersegment	1,145	727		9
Total	206,536	266,062	+28.8	3,245

Sony Mobile Communications
Customers	—	77,732	-	948
Intersegment	—	—		—
Total	—	77,732	-	948

All Other
Customers	75,815	100,900	+33.1	1,230
Intersegment	15,904	15,377		188
Total	91,719	116,277	+26.8	1,418

Corporate and elimination	(81,897)	(104,042)	-	(1,270)
Consolidated total	¥1,580,826	¥1,600,426	+1.2%	$19,517

Consumer Products & Services (“CPS”) intersegment amounts primarily consist of transactions with All Other.  Professional, Device & Solutions (“PDS”) intersegment amounts primarily consist of transactions with the CPS segment.  On February 15, 2012, Sony acquired Telefonaktiebolaget LM Ericsson’s (“Ericsson”) 50% equity interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”), which changed its name to Sony Mobile Communications AB upon becoming a wholly-owned subsidiary of Sony.  Accordingly, the Sony Ericsson segment that had been presented as a separate segment was renamed the Sony Mobile Communications (“SOMC”) segment in the current quarter.  The SOMC segment includes sales and operating revenue from February 16, 2012 through March 31, 2012.  All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment.  Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2011	2012	Change	2012
Consumer Products & Services	¥(82,207)	¥(111,201)	-%	$(1,356)
Professional, Device & Solutions	(21,943)	4,622	-	56
Pictures	35,936	8,509	-76.3	104
Music	3,846	3,207	-16.6	39
Financial Services	13,099	45,657	+248.6	557
Sony Mobile Communications	522	77,567	-	946
All Other	925	(4,003)	-	(49)
Total	(49,822)	24,358	-	297

Corporate and elimination	(23,546)	(25,770)	-	(314)
Consolidated total	¥(73,368)	¥(1,412)	-%	$(17)

The 2011 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5.  Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.  The SOMC segment includes Sony’s equity in net loss for Sony Ericsson of 11,520 million yen through February 15, 2012 and the operating income (loss) from February 16, 2012 through March 31, 2012, as well as a gain of 102,331 million yen recorded on the remeasurement of Sony’s 50% equity interest in Sony Ericsson at fair value upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson.  Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the SOMC acquisition, which are not allocated to segments.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2011	2012	Change	2012

Consumer Products & Services
Televisions	¥1,200,491	¥840,359	-30.0%	$10,248
Home Audio and Video	285,297	241,885	-15.2	2,950
Digital Imaging	642,570	497,957	-22.5	6,073
Personal and Mobile Products	828,375	722,301	-12.8	8,809
Game	798,405	744,285	-6.8	9,077
Other	16,472	14,427	-12.4	175
Total	3,771,610	3,061,214	-18.8	37,332

Professional, Device & Solutions
Professional Solutions	287,394	280,645	-2.3	3,423
Semiconductors	358,396	375,891	+4.9	4,584
Components	410,090	297,108	-27.6	3,623
Other	10,694	13,959	+30.5	170
Total	1,066,574	967,603	-9.3	11,800

Pictures	599,654	656,097	+9.4	8,001
Music	457,771	430,751	-5.9	5,253
Financial Services	798,495	868,971	+8.8	10,597
Sony Mobile Communications	-	77,732	—	948
All Other	377,822	378,071	+0.1	4,611
Corporate	109,347	52,773	-51.7	644
Consolidated total	¥7,181,273	¥6,493,212	-9.6%	$79,186

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2011	2012	Change	2012

Consumer Products & Services
Televisions	¥230,822	¥146,391	-36.6%	$1,785
Home Audio and Video	53,294	44,200	-17.1	539
Digital Imaging	119,371	103,900	-13.0	1,267
Personal and Mobile Products	168,885	152,899	-9.5	1,865
Game	161,892	169,159	+4.5	2,063
Other	3,056	3,550	+16.2	43
Total	737,320	620,099	-15.9	7,562

Professional, Device & Solutions
Professional Solutions	72,636	71,419	-1.7	871
Semiconductors	81,482	92,869	+14.0	1,133
Components	95,180	67,312	-29.3	821
Other	3,783	4,736	+25.2	57
Total	253,081	236,336	-6.6	2,882

Pictures	173,768	182,044	+4.8	2,220
Music	106,622	103,354	-3.1	1,260
Financial Services	205,391	265,335	+29.2	3,236
Sony Mobile Communications	-	77,732	—	948
All Other	75,815	100,900	+33.1	1,230
Corporate	28,829	14,626	-49.3	179
Consolidated total	¥1,580,826	¥1,600,426	+1.2%	$19,517

The above tables include a breakdown of CPS segment and PDS segment sales and operating revenue to customers which is shown in the Business Segment Information on pages F-6 and F-7.  Sony management views the CPS segment and the PDS segment as single operating segments.  However, Sony believes that the breakdown of CPS segment and PDS segment sales and operating revenue to customers in this table is useful to investors in understanding sales by the product category in these business segments.  Additionally, Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2012.  In connection with the realignment, all prior period sales amounts by product category in the tables above have been restated to conform to the current presentation.

In the CPS segment, Televisions includes LCD televisions; Home Audio and Video includes home audio, Blu-ray disc players and recorders; Digital Imaging includes compact digital cameras, video cameras and interchangeable single lens cameras; Personal and Mobile Products includes personal computers and memory-based portable audio devices; and Game includes game consoles, software and online services.

In the PDS segment, Professional Solutions includes broadcast- and professional-use products; Semiconductors includes image sensors and small- and medium-sized LCD panels; and Components includes batteries, recording media and data recording systems.

The Sony Mobile Communications segment includes the sales and operating revenue after the date of acquisition, February 15, 2012, through March 31, 2012.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2011	2012	Change	2012
Japan	¥2,152,552	¥2,104,669	-2.2%	$25,667
United States	1,443,693	1,211,849	-16.1	14,779
Europe	1,539,432	1,268,258	-17.6	15,466
China	562,048	495,101	-11.9	6,038
Asia-Pacific	726,364	636,489	-12.4	7,762
Other Areas	757,184	776,846	+2.6	9,474
Total	¥7,181,273	¥6,493,212	-9.6%	$79,186

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2011	2012	Change	2012
Japan	¥503,597	¥578,670	+14.9%	$7,057
United States	301,337	291,110	-3.4	3,550
Europe	320,907	306,539	-4.5	3,738
China	124,965	108,534	-13.1	1,324
Asia-Pacific	164,213	146,130	-11.0	1,782
Other Areas	165,807	169,443	+2.2	2,066
Total	¥1,580,826	¥1,600,426	+1.2%	$19,517

The 2011 geographic information in the tables above has been restated to reflect the change in geographic classification.
Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia and Spain
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	March 31
ASSETS	2011	2012	2012
Current assets:
Cash and cash equivalents	¥167,009	¥175,151	$2,136
Marketable securities	643,171	677,543	8,263
Other	146,566	149,581	1,824
	956,746	1,002,275	12,223

Investments and advances	5,580,418	6,174,810	75,303
Property, plant and equipment	30,034	12,569	153
Other assets:
Deferred insurance acquisition costs	428,262	441,236	5,381
Other	66,944	48,472	591
	495,206	489,708	5,972
	¥7,062,404	¥7,679,362	$93,651
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥23,191	¥18,781	$229
Notes and accounts payable, trade	1,705	—	—
Deposits from customers in the banking business	1,647,752	1,761,137	21,477
Other	209,168	183,172	2,234
	1,881,816	1,963,090	23,940

Long-term debt	16,936	17,145	209
Future insurance policy benefits and other	2,924,121	3,208,843	39,132
Policyholders’ account in the life insurance business	1,301,252	1,449,644	17,679
Other	209,040	213,234	2,601
Total liabilities	6,333,165	6,851,956	83,561

Equity:
Stockholders' equity of Financial Services	727,955	825,499	10,067
Noncontrolling interests	1,284	1,907	23
Total equity	729,239	827,406	10,090
	¥7,062,404	¥7,679,362	$93,651

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	March 31
ASSETS	2011	2012	2012
Current assets:
Cash and cash equivalents	¥847,403	¥719,425	$8,773
Marketable securities	3,000	3,370	41
Notes and accounts receivable, trade	742,297	768,697	9,374
Other	1,314,419	1,274,826	15,548
	2,907,119	2,766,318	33,736

Film costs	275,389	270,048	3,293
Investments and advances	345,660	176,270	2,150
Investments in Financial Services, at cost	115,806	115,773	1,412
Property, plant and equipment	894,834	918,429	11,200
Other assets	1,512,523	1,535,075	18,720
	¥6,051,331	¥5,781,913	$70,511
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥152,664	¥399,882	$4,877
Notes and accounts payable, trade	791,570	758,680	9,252
Other	1,329,061	1,421,947	17,341
	2,273,295	2,580,509	31,470

Long-term debt	799,389	748,689	9,130
Accrued pension and severance costs	257,395	294,035	3,586
Other	379,752	361,161	4,404
Total liabilities	3,709,831	3,984,394	48,590

Redeemable noncontrolling interest	19,323	20,014	244

Equity:
Stockholders' equity of Sony without Financial Services	2,217,106	1,651,856	20,145
Noncontrolling interests	105,071	125,649	1,532
Total equity	2,322,177	1,777,505	21,677
	¥6,051,331	¥5,781,913	$70,511

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	March 31
ASSETS	2011	2012	2012
Current assets:
Cash and cash equivalents	¥1,014,412	¥894,576	$10,909
Marketable securities	646,171	680,913	8,304
Notes and accounts receivable, trade	743,690	769,915	9,389
Other	1,439,773	1,409,558	17,190
	3,844,046	3,754,962	45,792

Film costs	275,389	270,048	3,293
Investments and advances	5,892,655	6,319,476	77,067
Property, plant and equipment	924,868	930,998	11,354
Other assets:
Deferred insurance acquisition costs	428,262	441,236	5,381
Other	1,545,902	1,578,947	19,255
	1,974,164	2,020,183	24,636
	¥12,911,122	¥13,295,667	$162,142
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥163,351	¥410,361	$5,004
Notes and accounts payable, trade	793,275	758,680	9,252
Deposits from customers in the banking business	1,647,752	1,761,137	21,477
Other	1,530,921	1,599,803	19,511
	4,135,299	4,529,981	55,244

Long-term debt	812,235	762,226	9,295
Accrued pension and severance costs	271,320	309,375	3,773
Future insurance policy benefits and other	2,924,121	3,208,843	39,132
Policyholders’ account in the life insurance business	1,301,252	1,449,644	17,679
Other	510,993	525,477	6,408
Total liabilities	9,955,220	10,785,546	131,531

Redeemable noncontrolling interest	19,323	20,014	244

Equity:
Sony Corporation's stockholders' equity	2,547,987	2,028,891	24,743
Noncontrolling interests	388,592	461,216	5,624
Total equity	2,936,579	2,490,107	30,367
	¥12,911,122	¥13,295,667	$162,142

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Fiscal year ended March 31
	2011	2012	Change	2012

Financial services revenue	¥806,526	¥871,895	+8.1%	$10,633
Financial services expenses	685,747	739,222	+7.8	9,015
Equity in net loss of affiliated companies	(1,961)	(1,252)	-	(15)
Operating income	118,818	131,421	+10.6	1,603
Other income (expenses), net	868	1,069	+23.2	13
Income before income taxes	119,686	132,490	+10.7	1,616
Income taxes and other	48,570	18,380	-62.2	224
Net income of Financial Services	¥71,116	¥114,110	+60.5%	$1,392

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Fiscal year ended March 31
	2011	2012	Change	2012

Net sales and operating revenue	¥6,388,759	¥5,627,893	-11.9%	$68,633
Costs and expenses	6,326,233	5,708,607	-9.8	69,617
Equity in net income (loss) of affiliated companies	16,023	(120,445)	-	(1,469)
Operating income (loss)	78,549	(201,159)	-	(2,453)
Other income (expenses), net	10,790	(9,181)	-	(112)
Income (loss) before income taxes	89,339	(210,340)	-	(2,565)
Income taxes and other	387,375	309,486	-20.1	3,774
Net loss of Sony without Financial Services	¥(298,036)	¥(519,826)	-%	$(6,339)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Fiscal year ended March 31
	2011	2012	Change	2012

Financial services revenue	¥798,495	¥868,971	+8.8%	$10,597
Net sales and operating revenue	6,382,778	5,624,241	-11.9	68,589
	7,181,273	6,493,212	-9.6	79,186
Costs and expenses	6,995,514	6,438,790	-8.0	78,522
Equity in net income (loss) of affiliated companies	14,062	(121,697)	-	(1,484)
Operating income (loss)	199,821	(67,275)	-	(820)
Other income (expenses), net	5,192	(15,911)	-	(194)
Income (loss) before income taxes	205,013	(83,186)	-	(1,014)
Income taxes and other	464,598	373,474	-19.6	4,555
Net loss attributable to Sony Corporation's stockholders	¥(259,585)	¥(456,660)	-%	$(5,569)

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended March 31
	2011	2012	Change	2012

Financial services revenue	¥206,536	¥266,062	+28.8%	$3,245
Financial services expenses	192,773	220,259	+14.3	2,686
Equity in net loss of affiliated companies	(664)	(146)	-	(2)
Operating income	13,099	45,657	+248.6	557
Other income (expenses), net	889	915	+2.9	11
Income before income taxes	13,988	46,572	+232.9	568
Income taxes and other	7,968	16,871	+111.7	206
Net income of Financial Services	¥6,020	¥29,701	+393.4%	$362

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended March 31
	2011	2012	Change	2012

Net sales and operating revenue	¥1,376,949	¥1,335,898	-3.0%	$16,291
Costs and expenses	1,464,437	1,374,544	-6.1	16,763
Equity in net income (loss) of affiliated companies	403	(9,041)	-	(110)
Operating loss	(87,085)	(47,687)	-	(582)
Other income (expenses), net	4,955	630	-87.3	8
Loss before income taxes	(82,130)	(47,057)	-	(574)
Income taxes and other	308,742	225,366	-27.0	2,748
Net loss of Sony without Financial Services	¥(390,872)	¥(272,423)	-%	$(3,322)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended March 31
	2011	2012	Change	2012

Financial services revenue	¥205,391	¥265,335	+29.2%	$3,236
Net sales and operating revenue	1,375,435	1,335,091	-2.9	16,281
	1,580,826	1,600,426	+1.2	19,517
Costs and expenses	1,653,933	1,592,651	-3.7	19,422
Equity in net loss of affiliated companies	(261)	(9,187)	-	(112)
Operating loss	(73,368)	(1,412)	-	(17)
Other income (expenses), net	5,226	926	-82.3	11
Loss before income taxes	(68,142)	(486)	-	(6)
Income taxes and other	320,660	254,727	-20.6	3,106
Net loss attributable to Sony Corporation's stockholders	¥(388,802)	¥(255,213)	-%	$(3,112)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Fiscal year ended March 31
	2011	2012	2012

Net cash provided by operating activities	¥369,458	¥350,863	$4,279
Net cash used in investing activities	(552,889)	(555,283)	(6,772)
Net cash provided by financing activities	143,698	212,562	2,592
Net increase (decrease) in cash and cash equivalents	(39,733)	8,142	99
Cash and cash equivalents at beginning of the fiscal year	206,742	167,009	2,037
Cash and cash equivalents at end of the period	¥167,009	¥175,151	$2,136

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Fiscal year ended March 31
	2011	2012	2012

Net cash provided by operating activities	¥255,849	¥176,120	$2,148
Net cash used in investing activities	(137,561)	(321,547)	(3,921)
Net cash provided by (used in) financing activities	(186,861)	31,274	381
Effect of exchange rate changes on cash and cash equivalents	(68,890)	(13,825)	(169)
Net decrease in cash and cash equivalents	(137,463)	(127,978)	(1,561)
Cash and cash equivalents at beginning of the fiscal year	984,866	847,403	10,334
Cash and cash equivalents at end of the period	¥847,403	¥719,425	$8,773

	(Millions of yen, millions of U.S. dollars)
Consolidated	Fiscal year ended March 31
	2011	2012	2012

Net cash provided by operating activities	¥616,245	¥519,539	$6,336
Net cash used in investing activities	(714,439)	(882,886)	(10,767)
Net cash provided by (used in) financing activities	(10,112)	257,336	3,138
Effect of exchange rate changes on cash and cash equivalents	(68,890)	(13,825)	(169)
Net decrease in cash and cash equivalents	(177,196)	(119,836)	(1,462)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412	12,371
Cash and cash equivalents at end of the period	¥1,014,412	¥894,576	$10,909

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥82 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2012.

2.	As of March 31, 2012, Sony had 1,267 consolidated subsidiaries (including variable interest entities) and 95 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Fiscal year ended March 31
Net loss attributable to Sony Corporation’s stockholders	2011	2012
— Basic	1,003,559	1,003,578
— Diluted	1,003,559	1,003,578

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended March 31
Net loss attributable to Sony Corporation’s stockholders	2011	2012
— Basic	1,003,580	1,003,578
— Diluted	1,003,580	1,003,578

All potential shares were excluded as anti-dilutive for the fiscal years and three months ended March 31, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for those periods.

4.	Recently adopted accounting pronouncements:
Goodwill impairment testing for reporting units with zero or negative carrying amounts -
In December 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that modifies the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform the second step of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with existing authoritative guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  This guidance was effective for Sony as of April 1, 2011.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Disclosure of supplementary pro forma information for business combinations -
In December 2010, the FASB issued new accounting guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure.  The new guidance requires disclosure of revenue and income of the combined entity as though the business combination occurred as of the beginning of the comparable prior reporting period.  The guidance also expands the supplemental pro forma disclosure to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The guidance was effective for Sony as of April 1, 2011.  Since this guidance impacts disclosures only, its adoption did not have a material impact on Sony’s results of operations and financial position.

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) -
In May 2011, the FASB issued new guidance to substantially converge fair value measurement and disclosure requirements under U.S. GAAP and IFRS, including a consistent definition of fair value.  The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements.  For many of the requirements, the FASB does not intend for the new guidance to result in a change in the application of the existing guidance for fair value measurements.  However, some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements and other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The guidance was effective for Sony in the fourth quarter of the fiscal year ended March 31, 2012.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Disclosures about an employer’s participation in a multiemployer plan -
In September 2011, the FASB issued new disclosure guidance regarding multiemployer pension and other postretirement benefit plans.  This guidance requires additional quantitative and qualitative disclosures for all individually significant multiemployer pension plans on an annual basis, and revises the disclosures for multiemployer plans that provide other postretirement benefits.  This guidance does not change the current recognition and measurement guidance for an employer's participation in a multiemployer plan.  This guidance was effective for Sony beginning with the fiscal year ended March 31, 2012, and is applied retrospectively.  Since this guidance impacts disclosures only, and Sony does not have any significant participation in multiemployer plans, its adoption has no impact on Sony's results of operations and financial position.

5.
Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments.  In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solution (“PDS”) segment.  The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business.  The equity results of S-LCD Corporation are also included within the CPS segment.  The PDS segment includes professional solutions, semiconductors and components.  There were no modifications to the Pictures, Music and Financial Services segments and All Other is substantially unchanged.  On February 15, 2012, Sony acquired Telefonaktiebolaget LM Ericsson's (“Ericsson”) 50% equity interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”), which changed its name to Sony Mobile Communications AB upon becoming a wholly-owned subsidiary of Sony.  Accordingly, the Sony Ericsson segment that had been presented as a separate segment was renamed the Sony Mobile Communications (“SOMC”) segment in the current quarter.  The SOMC segment includes Sony’s equity in net income (loss) of Sony Ericsson through February 15, 2012 and the sales, operating revenue and operating income (loss) from February 16, 2012 through March 31, 2012, as well as a gain of 102,331 million yen recorded on the remeasurement of Sony’s 50% equity interest in Sony Ericsson at fair value upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson.  In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

6.
In the first quarter of the fiscal year ended March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary.  The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ended March 31, 2012.  The adjustment, substantially all of which related to the Consumer Products & Services segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, increased the loss before income taxes in the consolidated statement of income by 4,413 million yen for the year ended March 31, 2012.  Sony determined that the adjustment was not material to the consolidated financial statements for any prior annual or interim periods and for the year ended March 31, 2012.

7.
The presentation of deferred income taxes in other assets, other noncurrent assets, total assets, accrued income and other taxes, other noncurrent liabilities as well as total liabilities and equity as of March 31, 2011 in the consolidated balance sheets have been revised to conform with the presentation as of March 31, 2012, for comparability purposes.  This revision increased deferred income taxes in other assets by 61,115 million yen and decreased other noncurrent assets and total assets by 74,981 million yen and 13,866 million yen, respectively, as of March 31, 2011. This revision also increased accrued income and other taxes by 8,320 million yen and decreased other noncurrent liabilities and total liabilities and equity by 22,186 million yen and 13,866 million yen, respectively.  This revision had no impact on Sony’s consolidated statements of income and consolidated statements of cash flows for the fiscal year ended March 31, 2011.

Other Consolidated Financial Data
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2011	2012	2012
Capital expenditures (additions to property, plant and equipment) *2	¥204,862	¥295,139	$3,599
Depreciation and amortization expenses*1	325,366	319,594	3,897
(Depreciation expenses for property, plant and equipment)	(213,354)	(209,234)	(2,552)
Research and development expenses	426,814	433,477	5,286

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2011	2012	2012
Capital expenditures (additions to property, plant and equipment)	¥76,644	¥64,744	$790
Depreciation and amortization expenses*1	79,729	75,311	918
(Depreciation expenses for property, plant and equipment)	(54,009)	(55,799)	(680)
Research and development expenses	114,721	128,623	1,569

*1 Including amortization expenses for intangible assets and for deferred insurance acquisition costs.

*2 Including acquisition of semiconductor fabrication equipment of 51,083 million yen from Toshiba Corporation on April 1, 2011.